Filed pursuant to Rule 424(b)(3)
File No. 333-264472

BLACKSTONE PRIVATE CREDIT FUND

SUPPLEMENT NO. 3 DATED SEPTEMBER 19, 2022

TO THE PROSPECTUS DATED APRIL 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Private Credit Fund (“we,” “our,” the “Company” or the “Fund”), dated April 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following replaces the paragraph under “California” in the “Suitability Standards” section of the Prospectus and all similar disclosure in the Prospectus, including the suitability standards for California residents in “Appendix A: Form of Subscription Agreement”:

California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $70,000 and annual gross income of $70,000 or (b) a liquid net worth of $300,000. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.

On August 30, 2022, the board of trustees of the Fund appointed Kevin Kresge as the interim Chief Financial Officer of the Fund, effective as of the close of business on September 9, 2022. Mr. Kresge’s appointment coincides with the resignation, effective as of the close of business on September 9, 2022, of Stephan Kuppenheimer as the Chief Financial Officer and a portfolio manager of the Fund. Accordingly, effective as of the close of business on September 9, 2022, references to Stephan Kuppenheimer as “Chief Financial Officer” of the Fund, including (but not limited to) the below, are replaced by references to Kevin Kresge.

The following replaces “Stephan Kuppenheimer” in the table in the “Executive Officers Who are Not Trustees” section of the Prospectus and all similar disclosure in the Prospectus:

Name	Year of Birth	Position
Kevin Kresge	1983	Interim Chief Financial Officer

The following replaces the third paragraph of the “Biographical Information – Executive Officers Who are not Trustees” section in the Prospectus and all similar disclosure in the Prospectus:

Kevin Kresge, Interim Chief Financial Officer of the Company. Mr. Kresge is a Managing Director and Head of Finance for Blackstone Credit, Blackstone’s credit investment platform. At Blackstone Credit, Mr. Kresge is responsible for valuations, financial planning and analysis, expense management and financial reporting. Prior to joining Blackstone Credit, Mr. Kresge served as Chief Financial Officer of the Private Wealth Solutions (“PWS”) group overseeing strategic planning, financial reporting, data management and business analytics. Prior to PWS, Mr. Kresge served as Chief Administrative Officer of the Strategic Incentives Group, responsible for the global execution, reporting compliance and technology related to firm’s compensation programs and systems. Prior to that, Mr. Kresge was Head of Financial Planning and Analysis with responsibility for the company’s global forecast process, business unit and firm-wide strategic planning, management reporting and various special projects. Before joining Blackstone in 2008, he held a number of roles in Finance and Global Markets and Investment Banking at Merrill Lynch. Mr. Kresge graduated magna cum laude from Villanova University with a B.S. in Finance and a B.S. in Accounting.

References to Stephan Kuppenheimer as a member of the Portfolio Management team are removed.

References to Stephan Kuppenheimer as a member of the “Investment Committee” are removed.

The following replaces “Stephan Kuppenheimer” in the table in the “Control Persons and Principal Shareholders” section of the Prospectus and all similar disclosure in the Prospectus:

Executive Officers Who Are Not Directors(1)	Type of Ownership	Number	Percentage
Kevin Kresge(2)	—	—	—

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is c/o Blackstone Credit BDC Advisers LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.
(2)	Effective September 9, 2022, Mr. Kresge was appointed as Interim Chief Financial Officer of the Company. Mr. Kresge’s ownership figures in the table are as of September 9, 2022.